UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Harley-Davidson, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

412822108

(CUSIP Number)

February 11, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 412822108

1.	Names of Reporting Persons H Partners Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,700,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,700,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,700,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%(1)
12.	Type of Reporting Person (See Instructions) OO, IA

CUSIP No. 412822108

1.	Names of Reporting Persons Rehan Jaffer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,700,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,700,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,700,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%(1)
12.	Type of Reporting Person (See Instructions) IN

(1)

Based on 153,278,729 shares of common stock issued and outstanding as of October 30, 2020, as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 5, 2020.

Item 1(a).	Name of Issuer

Harley-Davidson, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3700 West Juneau Avenue

Milwaukee, Wisconsin 53208

Item 2(a).	Names of Persons Filing

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	H Partners Management, LLC

2.	Rehan Jaffer

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

H Partners Management, LLC

888 Seventh Avenue, 29th Floor

New York, New York 10019

Rehan Jaffer

888 Seventh Avenue, 29th Floor

New York, New York 10019

Item 2(c).	Citizenship

See Item 4 on each of the cover pages.

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

412822108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is:

☐	(a) a broker or dealer registered under Section 15 of the Exchange Act.

☐	(b) a bank as defined in Section 3(a)(6) or the Exchange Act.

☐	(c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) an investment company registered under Section 8 of the Investment Company Act.

☐	(e) an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐	(f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐	(g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐	(h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐	(k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).

☐	Not applicable

Item 4.	Ownership

The responses to Items 5 to 11 of the cover page of this Schedule 13G are incorporated herein by reference.

H Partners Management, LLC is the record holder of the shares of common stock reported herein. H Partners Management, LLC is controlled by Rehan Jaffer. Rehan Jaffer disclaims, for purposes of Section 16 of the Act, beneficial ownership of the reported securities held by H Partners Management, LLC, except to the extent of his indirect pecuniary interest therein. This report shall not be deemed an admission that Rehan Jaffer is the beneficial owners of such securities for purposes of Section 16 of the Act or for any other purposes.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

H PARTNERS MANAGEMENT, LLC

By:	/s/ Rehan Jaffer

Name/Title:	Rehan Jaffer/Managing Member

REHAN JAFFER

By:	/s/ Rehan Jaffer

Name/Title:	Rehan Jaffer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of February 12, 2021, by and among H Partners Management, LLC and Rehan Jaffer.